C$ unless otherwise stated TSX/NYSE/PSE: MFC SEHK: 945
For Immediate Release
September 15, 2014

Manulife completes $2.26 billion subscription receipt offerings

Toronto – Manulife announced today that it has completed its previously announced offerings of subscription receipts, raising a total of approximately $2.26 billion. Approximately $1.76 billion of subscription receipts were sold to a syndicate of underwriters in a public bought deal offering, which amount includes the exercise in full of the underwriters’ over-allotment option, and $500 million of subscription receipts were sold by way of private placement to the Caisse de dépôt et placement du Québec. The subscription receipts sold pursuant to the public offering will commence trading on the Toronto Stock Exchange today under the ticker symbol MFC.R.

The net proceeds from the sale of the subscription receipts will be held by an escrow agent pending the completion of Manulife’s previously announced acquisition of the Canadian-based operations of Standard Life plc. The closing of the acquisition is subject to regulatory approvals and the approval of the shareholders of Standard Life plc. Subject to the receipt of all necessary approvals, the acquisition  is anticipated to close in the first quarter of 2015.

The subscription receipts sold in the public offering were issued under a prospectus supplement dated September 5, 2014 to Manulife’s short form base shelf prospectus dated June 23, 2014.

The subscription receipts have not been and will not be registered under the United States Securities Act of 1933, as amended (the “U.S. Securities Act”) and may not be offered or sold within the United States or to, or for the account or benefit of, a U.S. person absent registration or an applicable exemption from the registration requirements of the U.S. Securities Act and applicable state securities laws. This news release shall not constitute an offer to sell or the solicitation of an offer to buy nor shall there be any sale of the subscription receipts in the United States or any jurisdiction in which such offer, solicitation or sale would be unlawful.

About Manulife
Manulife is a leading Canada-based financial services group with principal operations in Asia, Canada and the United States. Clients look to Manulife for strong, reliable, trustworthy and forward-thinking solutions for their most significant financial decisions. Our international network of employees, agents and distribution partners offers financial protection and wealth management products and services to millions of clients. We also provide asset management services to institutional customers. Funds under management by Manulife and its subsidiaries were approximately C$637 billion (US$597 billion) as at June 30, 2014. We operate as John Hancock in the U.S. and as Manulife in other parts of the world.

Manulife Financial Corporation trades as ‘MFC’ on the TSX, NYSE and PSE, and under ‘945’ on the SEHK. Manulife can be found on the Internet at manulife.com.

Investor Relations:
Steven Moore
Manulife
416-926-6495
steven_moore@manulife.com

Anique Asher
Manulife
416-852-9580
anique_asher@manulife.com

Media inquiries:
Sean B. Pasternak
Manulife
416-852-2745
sean_pasternak@manulife.com

Caution regarding forward-looking statements
This document contains forward-looking statements within the meaning of the "safe harbour" provisions of Canadian provincial securities laws and the U.S. Private Securities Litigation Reform Act of 1995 with respect to Manulife’s acquisition of the Canadian-based operations of Standard Life plc. Although we believe that the expectations reflected in such forward-looking statements are reasonable, such statements involve risks and uncertainties, and undue reliance should not be placed on such statements. There can be no assurance that the proposed acquisition will be completed. The acquisition is subject to various approvals, including the approval of shareholders of Standard Life plc, and regulatory approvals from the Canadian Minister of Finance, the Canadian Competition Bureau and certain securities regulatory authorities, and the fulfillment of certain conditions and there can be no assurance that any such approvals will be obtained and/or any such conditions will be met. The proposed transaction could be modified, restructured or terminated. We do not undertake to update any forward-looking statements except as required by law.